FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2017

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2017, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on page 4 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•

Exhibit (d) is hereby amended by replacing the text in the “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures — Inflation Rate” section with the text under the caption “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures — Inflation Rate” on page 5 hereof.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures — Unemployment Rate” section with the text under the caption “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures — Unemployment Rate” on page 6 hereof.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures — Current Account and Foreign Trade” section with the text under the caption “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures — Current Account and Foreign Trade” on page 6 hereof.

•	Exhibit (d) is hereby amended by adding the text under the captions “Recent Developments — The Federal Republic of Germany — Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 7 hereof to the “Recent Developments — The Federal Republic of Germany” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated December 22, 2016 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On October 30, 2018, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.1372 U.S. dollar (0.8794 EUR per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low
Quarter ended September 30, 2018	1.1622	1.1641	1.1773	1.1332

(1)       The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August 2018 through October (through October 26) 2018, published on a weekly basis by the Federal Reserve Bank of New York.

2018	High	Low
August	1.1720	1.1332
September	1.1773	1.1566
October (through October 26)	1.1594	1.1374

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the 9 Months Ended September 30, 2018

The financial figures in this section are based on preliminary, unaudited results for Rentenbank's nine months ended September 30, 2018. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code or HGB). Rentenbank will prepare its final, annual financial statements in accordance with HGB. Rentenbank expects its final, audited annual financial statements for 2018 to be announced at a press conference and published in April 2019.

The first three quarters of 2018 were characterized by declining demand for the Issuer’s special promotional loans. These loans granted at particularly favorable interest rates for specific promotional purposes and assistance measures amounted to EUR 4,779.8 million (as compared to EUR 5,244.1 million at September 30, 2017).

From the total anticipated medium and long-term issue requirement of prospective EUR 11.0 billion for 2018, the Issuer was able to raise EUR 9.2 billion in the first three quarters (as compared to EUR 10.1 billion in the first three quarters of 2017).

At September 30, 2018, total assets amounted to EUR 90.2 billion (as compared to EUR 89.4 billion at September 30, 2017).

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Inflation Rate

Inflation Rate

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
September 2017	0.1	1.8
October 2017	0.0	1.6
November 2017	0.3	1.8
December 2017	0.6	1.7
January 2018	-0.7	1.6
February 2018	0.5	1.4
March 2018	0.4	1.6
April 2018	0.0	1.6
May 2018	0.5	2.2
June 2018	0.1	2.1
July 2018	0.3	2.0
August 2018	0.1	2.0
September 2018	0.4	2.3

In September 2018, consumer prices in Germany rose by 2.3% compared to September 2017. A higher inflation rate was last recorded in November 2011 (+2.4%). As in the preceding months, the increase of energy product prices had a considerable effect on the inflation rate in September 2018. Energy prices rose 7.7% in September 2018 on September 2017. The rate of energy price increase thus increased again (August 2018: +6.9%). In particular, the prices of heating oil (+35.6%) and motor fuels (+13.0%) were significantly higher than a year earlier. While the prices of mineral oil products rose sharply, relatively moderate price developments were observed for other energy products (for example, charges for central and district heating: +2.4%; electricity: +0.9%;
gas: -1.5%). Excluding energy prices, the inflation rate would have been 1.6% in September 2018.

Compared to September 2017, food prices rose above average (+2.8%) in September 2018. The year-on-year price increase thus accelerated slightly in September 2018 (August 2018: +2.5%). Compared to the overall inflation rate, the prices of goods overall rose by 3.1% in September 2018 compared to September 2017, the main reason being the increase in energy prices (+7.7%). Significant year-on-year price increases were also recorded for other goods such as beer (+5.4%), newspapers and periodicals (+4.3%) and tobacco products (+3.2%). Consumers benefited, among other things, of lower prices of telephones (-5.3%) and consumer electronics (-4.6%). The year-on-year increase in prices of services overall (+1.5%) was notably smaller in September 2018 than the increase in prices of goods.

Compared to August 2018, the consumer price index increased by 0.4% in September 2018. Considerable month-on-month price increases were recorded for clothing (+8.1%) and footwear (+4.4%), primarily due to the changeover to the autumn/winter collection. In September 2018, energy prices increased by 2.0% on August 2018, especially for mineral oil products. Furthermore, overall food prices in September 2018 were up compared to August 2018 (+0.9%).

Source: Statistisches Bundesamt, Consumer prices in September 2018: +2.3% on September 2017, press release of October 12, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/10/PE18_392_611.html)

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Unemployment Rate

Unemployment Rate

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
September 2017	3.5	3.7
October 2017	3.7	3.6
November 2017	3.4	3.6
December 2017	3.5	3.6
January 2018	3.6	3.5
February 2018	3.8	3.5
March 2018	3.5	3.5
April 2018	3.5	3.5
May 2018	3.4	3.4
June 2018	3.5	3.4
July 2018	3.3	3.4
August 2018	3.4	3.4
September 2018	3.3	3.4

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 557,000 persons, or 1.3%, from September 2017 to September 2018. Compared to August 2018, the number of employed persons in September 2018 increased by approximately 39,000, or 0.1%, after adjustment for seasonal fluctuations.

In September 2018, the number of unemployed persons decreased by approximately 124,000, or 7.7%, compared to September 2017. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in September 2018 stood at 1.45 million, which was a decrease of roughly 8,000 compared to August 2018.

Sources: Statistisches Bundesamt, More than 45 million persons in employment for the first time in September 2018, press release of October 30, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2018/10/PE18_415_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

Current Account and Foreign Trade

	(balance in EUR billion) (1)
Item	January to August 2018	January to August 2017
Trade in goods, including supplementary trade items	170.6	175.7
Services	–14.1	–17.1
Primary income	37.5	35.7
Secondary income	–28.3	–36.5
Current account	165.7	157.7

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in August 2018: +2.2% on August 2017, press release of October 9, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/10/PE18_383_51.html)

6

Germany’s General Government Deficit/Surplus and General Government Gross Debt

The Federal Government has forecast that the German general government surplus for full year 2018 will be 1.6% of GDP, following a surplus of 1.0% of GDP in 2017. The general government gross debt ratio is forecast to be 60.6% in 2018.

Source: Eurostat, EDP Notification Tables, October 2018, Germany (https://ec.europa.eu/eurostat/documents/1015035/9306962/DE-2018-10.pdf/ff631c93-81e8-4713-b029-7c11b20ead4d).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on October 30, 2018.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Managing Director,
Spokesman of the Board of Managing Directors

By /s/ Martin Middendorf
Name: Martin Middendorf
Title: Director